                                                               EXHIBIT 1-A(3)(c)




                           SCHEDULE OF SALES COMMISSIONS


For EquiBuilder II, individual flexible premium variable life insurance policies.

                       Policy Year     Percent of Target Premiums*
                       -----------     --------------------------
                    1st                          90%
                    2nd through 10th              3%
                    11th and later                1.5%

After two years, trail commissions are earned at an annual rate of 0.25% on the amount in the Policy Account that is in the Separate Account.

*First year and subsequent policy year allowances are generally applicable to a target premium. For first year premiums in excess of such amount the distribution allowance is 5%.

If the planned premium is less than the target premium, the first year rate will be applied to the planned premium only.

The target premium is based on 75% of a net annual premium by using the 1980 CSO mortality table (male and female, age nearest birthday) and a 4.5% interest rate. It assumes the premium is paid annually at the beginning of the year until the policy ends.